Exhibit 99.2

181 University Ave., Suite 2000
Toronto, ONM5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS FIRST NI 43-101 OPEN-PIT RESOURCE AT FENN-GIB PROPERTY

•                      Estimated resource includes 1.30 million gold (“Au”) ounces at 0.99 grams per tonne (“gpt”)  in the Indicated category and 0.75 million Au ounces at 0.95 gpt in Inferred category

•                      Potential for width, strike and depth extensions considered excellent

•                      Significant silver assays and recent favourable drill results not incorporated in resource estimate

•                      Additional definition and expansion drilling now being planned

TORONTO, ONTARIO—(Marketwire - November 17, 2011) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced the completion of an initial National Instrument (“NI”) 43-101 resource estimate for the Company’s wholly owned Fenn-Gib property located approximately 60 km’s east of Timmins, Ontario. The new resource estimate includes a total of 40.8 million tonnes grading 0.99 gpt for a total of 1.30 million contained Au ounces in the Indicated category and 24.5 million tonnes at 0.95 gpt for a total of 0.75 million ounces in the Inferred category. Most of the resources are in the Main Zone, which is located in the northern portion of the Fenn-Gib property.

		Cut off grade	Tonnes	Grade	Ounces
Category	Type	gpt	(millions)	gpt	(millions)
Indicated	In Pit	0.5	40.8	0.99	1.3
Inferred	In pit	0.5	23.3	0.90	0.67
	Out of pit	1.5	1.2	1.90	0.08
	Total Inferred		24.5	0.95	0.75

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are extremely pleased with the initial resource at our Fenn-Gib project, which meets our target level of at least 2 million ounces using our base case assumptions. We believe the potential to add to the resource with further work is excellent given that there is only limited drilling below 300 metres and to the north, east and west of the Main Zone. We have already reported very encouraging drill results from our first four holes, including expanding the shallow mineralization by 200 metres to the north, with this expansion not included in the initial resource. We will also have the opportunity to incorporate high silver values into future resource estimates, with an average gold:silver ratio at Fenn-Gib of about 2:1. Based on these factors, plus the potential for high volume, low-cost production, we believe Fenn-Gib is an outstanding project that is destined to become a very successful open-pit mining operation capable of generating significant value for the Company and its shareholders.”

The resource estimate was completed using a database containing 319 holes totalling 86,017 metres which were drilled mainly between 1986 and 1999. The vast majority of holes were drilled to test the Main Zone over a 1.25 km strike length and to depths within 300 metres with typical drill spacing for Indicated resources being 50 metres or less and Inferred resources less than 100 metres.

Resource estimation was completed within a newly constructed 3D model of geological domains and the Ordinary Kriging interpolation method. Kriging was completed using 10 by 5 by 10 metre blocks and a total of 5,991 composites of 5 metre length in the Main Zone with gold assays of original 1.5 metre samples capped to 25 grams per tonne.  Review of data suggests the grade estimates comprise approximately 10 % dilution. Validation of the block model was done by visual comparisons of grade data from the block model and drill holes on plans and sections, as well as through cross validation studies using drill hole and block model data which showed excellent results.

Tabulation of “in pit resources” was completed from within a Whittle optimized pit shell generated using a gold price of US$1,190 per ounce and a cut off grade of 0.50 gpt. Maximum dimensions of the final pit are 1.5 km long by 800 metres wide by 460 metres deep.

Included with the “in pit” portion of the mineral resource estimate is a sensitivity analysis from the base case cut-off grade of 0.50 gpt using various cut off grades between 0.35 gpt to 0.60 gpt. The analysis indicates the robust nature of the overall resource at these cut off grades.

Cut off Grade	Tonnes	Grade	Ounces
(gpt)	(Millions)	(gpt)	(Millions)
0.35	82.5	0.84	2.22
0.40	76.5	0.87	2.15
0.45	69.9	0.91	2.06
0.50	64.1	0.95	1.97
0.55	57.9	1.00	1.86
0.60	51.8	1.05	1.75

The estimated resources were derived by optimizing a pit design around the total mineral inventory of 3.44 million ounces at an average grade of 0.79 gpt. The mineral inventory represents all gold content within the full limits of the block model, both within and outside the pit design, using a 0.35 gpt cut off grade. Through additional drilling outside the current pit shell, the Company believes the pit can be expanded and resources increased through the discovery of new zones and by including more of the mineral inventory in the resource estimate.

Based on the positive results of recent drilling and the new NI 43-101 resource estimates, the Company is now evaluating options for further work to increase the size of the total resource and advance the project towards a scoping study. Additional work being planned to advance the project includes new drilling, metallurgical testing, sampling of gaps in previous drilled core and the refinement of the geological and resource models. The first drill in the new program will be moved to site this week and focus on areas on the north side of the current pit shell where the Company recently announced a potential 200 metre expansion of shallow mineralization.

Qualified Person

Lake Shore Gold intends to file a Technical Report that is in compliance with the requirements of National Instrument 43-101 (“NI 43-101”) within 45 days of the issue of this news release. The report is being prepared by SGS Geostat Canada under the direct supervision of Guy Desharnais Ph.D., P.Geo and Michel Dagbert, Eng. Both Dr. Desharnais and Mr Dagbert are independent of Lake Shore Gold and are considered Qualified Persons according to the definitions of NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Figure 1.  3D View of Whittle Pit Shell